QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

Press Release
Your Contact:
Corinne Hoff	Bethann Coyle
Aventis Global Media Relations	Aventis Global Product Communications
Tel.: +33 (0)3 88 99 19 16	Tel: +1 908 231 5824
Corinne.Hoff@aventis.com	Bethann.Coyle@aventis.com

Aventis Announces A Positive Opinion for Apidra ™ from the European Committee For Medicinal Products for Human Use

        Strasbourg, France, June 7, 2004—Aventis today announced that the Committee For Medicinal Products for Human Use (CHMP), the scientific body of the European Medicines Evaluation Agency (EMEA) has issued a positive opinion for Apidra™ (insulin glulisine [rDNA origin]injection), a rapid acting insulin analogue, for the treatment of type 1 and type 2 diabetes mellitus.

        The opinions of the CHMP generally serve as the basis for the European Commission approvals. European Commission approvals are typically issued three months after the CHMP opinions are issued.

        "This opinion is a positive step toward approval of Apidra™ in the European Union. We are pleased to move forward with this important addition to our portfolio of therapeutic solutions for individuals with type 1 and type 2 diabetes. Aventis will be able to offer a full spectrum of insulin options for optimal management of blood glucose control in diabetes," said Frank L. Douglas, Executive Vice President for Drug Innovation and Approval and Member of the Board of Management at Aventis.

        Diabetes is a chronic, widespread condition in which the body does not produce, or properly use insulin, the hormone needed to convert glucose (sugar) into energy. People with diabetes may need different types of insulin at certain times of the day and at different stages of the progression of their diabetes to help them manage their blood glucose levels. Rapid-acting insulin analogues can be taken shortly before or soon after a meal to control the peaks in blood glucose levels that happen immediately after eating.

        The United Kingdom Prospective Diabetes Study (UKPDS) and the Diabetes Control and Complications Trial (DCCT) showed that using insulin in the treatment of type 2 diabetes can—when combined with oral medications, diet, and exercise—help people with diabetes achieve and maintain tight glucose control, helping to reduce their risk of blindness, amputation, kidney failure, stroke and heart attack.

About Apidra™

        Apidra™ was submitted for registration in the European Union in June 2003 and received approval from the U.S FDA in April 2004.

        In the U.S. Apidra™ is indicated for the treatment of adult patients with diabetes mellitus, to cover mealtime blood sugar spikes. In combination with Lantus® (insulin glargine [rDNA origin] injection), a 24-hour basal insulin also made by Aventis, Apidra provides a synergistic approach to total glucose control.

        Apidra™ has been studied in clinical trials in adult patients with type 1 and type 2 diabetes. It is designed to be injected within 15 minutes before a meal or within 20 minutes after starting a meal. It is intended to be given by subcutaneous injection, or by continuous subcutaneous pump infusion.

        Hypoglycemia is the most common adverse effect of insulin therapy, including Apidra™. Adverse events commonly associated with human insulin therapy include allergic reactions, injection site reaction, lipodystrophy, pruritus and rash.

About Aventis Diabetes Products

        Lantus® (insulin glargine [rDNA origin] injection), which was launched in Germany in 2000, in the U.S. in 2001, in the UK and Ireland in 2002, and in France and Japan and over 40 other countries in 2003, is expected to become the flagship of the Aventis diabetes portfolio. This novel basal insulin analogue with no pronounced peak, which provides 24-hour basal glucose control while being administered just once per day, generated sales of € 487 million in 2003. The global rollout of Lantus® will continue in 2004. In addition to Lantus, Aventis also offers Amaryl®(glimepiride tablets), a once-daily oral sulfonylurea as an adjuvant to diet and exercise that lowers blood glucose levels in type 2 diabetes. Amaryl® generated global sales of € 596 million in 2003. The Insuman® family of insulins generated sales of € 176 million globally in 2003.

        Pipeline products include Exubera® (human insulin powder), submitted to the EMEA in early 2004, which is being developed in partnership with Pfizer, Inc., and AVE-0010, a GLP-1 (glucagon-like peptide-1) receptor agonist of the exendin class currently in phase I/II, which is being developed in partnership with Zealand.

About Aventis

        Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Autorité des marchés financiers" in France.

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.

QuickLinks

  Exhibit 99.1